Johnson & Johnson Receives Approval from European Commission

New Brunswick, N.J., and Leiden, the Netherlands, January 28, 2011 – Johnson & Johnson and Crucell today have announced that the European Commission has granted approval for Johnson & Johnson's proposed acquisition of Crucell.

Reference is made to the joint press release of Johnson & Johnson (NYSE: JNJ) and Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) dated 8 December 2010 announcing the recommended cash offer by Johnson & Johnson for all of the issued and outstanding ordinary shares in the capital of Crucell N.V. (Crucell), including those represented by American depositary shares, at an offer price of €24.75 per share (the Offer).

With this approval an important Offer condition has been fulfilled.

As announced on 8 December 2010, the remaining timetable of the Offer process is as follows:
●	8 February 2011: the Offer Extraordinary General Meeting (Offer EGM).
●	16 February 2011, 17:45 hours Dutch time (11:45 a.m. New York time), unless extended: Acceptance Closing Time.

Further information regarding the Offer is contained in the offer document and the position statement which are available free of charge on the website of Crucell at www.crucell.com.

Additional Information

This joint press release is issued pursuant to the provisions of Section 4 paragraph 3 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft) and Section 5:25i of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

On December 8, 2010, JJC Acquisition Company B.V. (the Offeror), a wholly owned subsidiary of Johnson & Johnson, commenced the Offer to acquire all of the issued and outstanding ordinary shares (Ordinary Shares) in the capital of Crucell, including all Ordinary Shares represented by American depositary shares (each, an ADS), on the terms and subject to the conditions and restrictions contained in the Offer Document dated December 8, 2010 (the Offer Document).  Shareholders who accept the Offer and tender Ordinary Shares will be paid, on the terms and subject to the conditions and restrictions contained in the Offer Document, an amount equal to €24.75, net to the Shareholders in cash, without interest and less any applicable withholding taxes (the Offer Price) in consideration of each Ordinary Share, subject to the Offeror declaring the Offer unconditional.  Shareholders who accept the Offer and tender ADSs will be paid, on the terms and subject to the conditions and restrictions contained in the Offer Document, an amount equal to the U.S. dollar equivalent of the Offer Price, calculated by using the spot market exchange rate for the U.S. dollar against the Euro on the date on which funds are received by Computershare Trust Company, N.A. to pay for ADSs upon completion of the Offer, in consideration of each ADS, subject to the Offeror declaring the Offer unconditional.  The offer and withdrawal rights will expire at 17:45 hours Dutch time (11:45 a.m. New York time), on February 16, 2011, unless extended in the manner set forth in the Offer Document.  This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Crucell, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  The Offer is being made pursuant to the tender offer statement on Schedule TO (including the Offer Document, a related ADS letter of transmittal and tender and proxy form, and other relevant materials) filed by the Offeror with the U.S. Securities and Exchange Commission (SEC) on December 8, 2010.

SHAREHOLDERS OF CRUCELL ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.  Copies of Johnson & Johnson’s filings with the SEC may be obtained at the SEC’s web site (www.sec.gov) or by directing a request to Johnson & Johnson at Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, U.S.A. (Attention: Corporate Secretary’s Office).  The Offer Document is available free of charge on the website of Crucell at www.crucell.com.  Hard copies of the Offer Document will also be available at the offices of Crucell at Archimedesweg 4-6, 2333 CN Leiden, the Netherlands; at the offices of the Dutch Settlement Agent, ING Bank N.V., Bijlmerdreef 888 1102 MG Amsterdam, the Netherlands (Attention: Sjoukje Hollander/Remko Los), telephone: + 31 20 563 6546 / + 31 20 563 6619, email: iss.pas@ing.nl); and at the offices of the U.S. Settlement Agent, Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021.

About Crucell

Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2009 alone, Crucell distributed more than 115 million vaccine doses in more than 100 countries around the world, with the vast majority of doses (97%) going to developing countries. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid pentavalent vaccine. Called Quinvaxem®, this innovative combination vaccine protects against five important childhood diseases. Over 180 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. With this innovation, Crucell has become a major partner in protecting children in developing countries. Other products in Crucell’s core portfolio include a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. Crucell has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. Crucell licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Pfizer/Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with offices in China, Indonesia, Italy, Korea, Malaysia, Spain, Sweden, Switzerland, UK, the USA and Vietnam. Crucell employs over 1300 people. For more information, please visit www.crucell.com.

About Johnson & Johnson

Caring for the world, one person at a time…inspires and unites the people of Johnson & Johnson. We embrace research and science – bringing innovative ideas, products and services to advance the health and well-being of people. Our approximately 114,000 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day throughout the world.

Forward-looking statements

(This press release contains “forward-looking statements”. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Johnson & Johnson’s and Crucell’s expectations and projections. Risks and uncertainties include the fact that the transaction is conditioned on the successful tender of the outstanding ordinary shares of Crucell, the receipt of required government and regulatory approvals and certain other customary closing conditions; general industry conditions and competition; general domestic and international economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations affecting domestic and foreign operations; and trends toward health care cost containment. In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Crucell as well as the ability to ensure continued performance or market growth of Crucell’s products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Crucell can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 3, 2010, and Crucell’s Annual Report/ Form 20-F for the fiscal year ended December 31, 2009, as filed with the U.S. Securities and Exchange Commission on April 7, 2010, as well as other subsequent filings. Crucell prepares its financial statements under International Financial Reporting Standards (IFRS). Copies of these filings are available online at www.sec.gov, www.jnj.com, www.crucell.com or on request from Johnson & Johnson or Crucell. Neither Johnson & Johnson nor Crucell undertakes to update any forward-looking statements as a result of new information or future events or developments.)

For further information please contact:

Crucell N.V. - Media & Investors
Oya Yavuz
Vice President Corporate Communications & Investor Relations
Tel. +31 (0)71 519 7064
ir@crucell.com
www.crucell.com

Johnson & Johnson – Media
Karen Manson	Bill Price
Mob. + 32 479 89 47 99	Tel. +1 (732) 524 6623
Mob. +1 (732) 668 3735

Johnson & Johnson – Investors
Louise Mehrotra	Stan Panasewicz
Tel. +1 (732) 524 6491	Tel. +1 (732) 524 2524

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